UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, September 29th 2016

GAL Note No. 150/2016

COMISIÓN NACIONAL DE VALORES

Argentine Securities and Exchange Commission

25 de Mayo 175

Issuers´ Sub-Management Office

BOLSA DE COMERCIO DE BUENOS AIRES

Argentine Stock Exchange

Sarmiento 299

Re: Material fact

Dear Sirs,

I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (“EDENOR” or “ the Company”) in compliance with applicable laws and regulations, in order to inform that today we have been notified about ENRE’s Resolution No. 522/2016, by means of which the National Electricity Regulatory Board decided to summon a public hearing in order to provide awareness and listen to opinions on the tariff proposals submitted by the two distributors subjected to federal jurisdiction (being EDENOR one of said distributors) for the upcoming  five-year period, within the current integral tariff review process and prior to establishing the  tariffs to be applied by the Distributors during the mentioned period.

The public hearing will be held on Friday October 28th 2016 as from 9.00 hours in La Ribera Theater, located in Pedro de Mendoza Ave. 1821, Autonomous City of Buenos Aires, and it shall be governed by the Public Hearing Regulations issued by the National Electricity Regulatory Board, approved by ENRE Resolution No. 30 dated January 15th 2004.

In said hearing, EDENOR shall submit the tariff proposal sent to the National Electricity Regulatory Board which was informed by Material Fact dated September 7th 2016.

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.)

Avda. del Libertador 6363 – Buenos Aires, C1428ARG – Argentina.     Tel.: 4346-5400     Fax: 4346-5327

ENRE Resolution No. 522/2016 which order is informed herein also states other issues regarding the implementation, organization and execution of the corresponding public hearing.

Yours faithfully,

Carlos D. Ariosa

EDENOR S.A.

Attorney-in-fact

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.)

Avda. del Libertador 6363 – Buenos Aires, C1428ARG – Argentina.     Tel.: 4346-5400     Fax: 4346-5327

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: September 30, 2016